April 20, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	National Beverage Corp.
Annual Report on Form 10-K for the Fiscal Year Ended May 1, 2010
And Documents Incorporated by Reference
Filed July 15, 2010
File No. 001-14170

Dear Mr. Reynolds:

On behalf of National Beverage Corp. (the “Company”), set forth below is the Company’s response to the comment provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in its supplementary letter dated April 5, 2011.

For convenience, we have set forth below the Staff’s inquiry in full, followed by our response.

We note your response to comment three in our letter dated February 17, 2011 and we partially re-issue that comment.  If the compensation of your CEO and CFO is based solely on the 1% fee and not on the compensation program, please revise the Compensation Discussion and Analysis to so state.  Please provide us with draft disclosure.

Response

As set forth in footnote 1 to the “Summary Compensation Table” on page 12, Mr. Nick A. Caporella, our Chairman and Chief Executive Officer, and Mr. George R. Bracken, our Senior Vice President-Finance, do not receive any cash compensation from the Company, but rather are paid by CMA.  Since this compensation is funded from the management fees paid to CMA, the factors discussed in the “Base Salary,” “Annual Bonuses,” and “Retirement, Health and Other Benefits” sections do not apply to them.  CMA, in its sole discretion, determines these compensation elements for its employees, including Messrs. Nick A. Caporella and Bracken.  To address the interest the staff has expressed, in future filings we will revise the first paragraph of “Compensation Discussion and Analysis” on page 8 to read as follows:

Mr. John Reynolds
April 20, 2011

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis is intended to provide an understanding of the Company’s compensation philosophy and policies, and the actual compensation earned by each of our Executive Officers.  It should be noted that neither Mr. Nick A. Caporella nor Mr. Bracken receives cash compensation from the Company.  The services of both are provided to the Company by CMA, and their cash compensation is based solely on the 1% management fee paid to CMA.  (See “Management Services Agreement-Compensation” and “Certain Relationships and Related Party Transactions.”)

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If you have any further questions in connection with the foregoing responses, please contact me via e-mail at dmccoy@nationalbeverage.com or via telephone at (954) 581-0922.

Very truly yours,

/s/ Dean A. McCoy
Dean A. McCoy
Senior Vice President and Chief Accounting Officer